UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of FEBRUARY 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Cadeler locks in first contracts for newbuild vessel Wind Mover

Cadeler has signed two contracts with undisclosed clients for the utilisation of its newbuild wind installation vessel, Wind Mover, starting immediately upon delivery.

Copenhagen – 3 February 2025 – Today, Cadeler has signed two contracts with undisclosed clients for the utilisation of its newbuild wind installation vessel, Wind Mover. The vessel, currently under construction at Hanwha Ocean Shipyard in Korea, will support operations and maintenance (O&M) activities, along with potential installation work, in Europe.

The contracts, which are part of a combined agreement, will cover the entire period from Wind Mover’s arrival in Europe following its delivery from the shipyard, up until the vessel's next scheduled installation project. The total estimated contract value is up to EUR 75 million, depending on the final delivery and redelivery date of the vessel and the scope of work, which may include both O&M and installation services.

Wind Mover will be the second of two state-of-the-art M-class wind installation vessels in Cadeler’s newbuild portfolio, each engineered and equipped to install the next-generation offshore wind turbines currently being deployed across the globe. Wind Mover is scheduled for delivery in Q4 2025. Its sister vessel, Wind Maker, was delivered to Cadeler in January 2025.

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For further information, please contact:
Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enable the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR). For more information, please visit www.cadeler.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 3 February 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer

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